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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Tiger Holding Corporation (Last) (First) (Middle)		4/18/03

	2049 Century Park East, Suite 2700 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Tanning Technology Corporation (TANN)		☐	Director	☐	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☒	Other (specify below)
	Los Angeles CA 90067 (City) (State) (Zip)				Deemed 10% Owner
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		8,784,778(1)		(1)		(1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) As a result of a Voting Agreement among Tiger Holding Corporation ("Tiger") and certain stockholders of the Issuer, Tiger may be deemed to beneficially own 8,784,778 shares owned by those stockholders. Platinum Equity, LLC ("Platinum") is the sole stockholder of Tiger. Tom T. Gores is the manager of Platinum.

/s/ Eva M. Kalawski	April 28, 2003
**Signature of Reporting Person TIGER HOLDING CORPORATION Eva M. Kalawski Vice President and Secretary	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

Name:	Platinum Equity, LLC
Address:	2049 Century Park East, Suite 2700
Los Angeles, CA 90067
Issuer & Ticker Symbol:	Tanning Technology Corporation (TANN)
Date of Event Requiring Statement:	4/18/03
Signature:
/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President, Secretary and General Counsel

Name:	Tom T. Gores
Address:	2049 Century Park East, Suite 2700
Los Angeles, CA 90067
Issuer & Ticker Symbol:	Tanning Technology Corporation (TANN)
Date of Event Requiring Statement:	4/18/03
Signature:
/s/ Tom T. Gores
Tom T. Gores